SPDR Series Trust

Christopher A. Madden, Secretary

100 Huntington Avenue, CPH 0326

Boston, MA 02116

June 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:     Office of Filings, Information & Consumer Service

Re: SPDR Series Trust; SEC File Nos.: 811-08839 and 333-57793; Request for Withdrawal of

       Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Series Trust (the “Trust”), on behalf of its series SPDR BofA Merrill Lynch Short Term Emerging Markets Government Bond ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 130 (“PEA No. 130”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-15-035537) on February 5, 2015, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 130 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on May 19, 2015 (Accession No. 0001193125-15-193142) (each, a “BXT Filing” and together with PEA No. 130, the “Filings”) and scheduled to become effective on June 18, 2015.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-2532 or cmadden@statestreet.com.

Very truly yours,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary